N E W S R E L E A S E

June 23, 2003	TSX Venture Exchange: CPQ

CANPLATS RETAINS FINANCIAL PUBLIC RELATIONS COUNSEL

Vancouver, B.C. -- Canplats Resources Corporation, a junior resource company, reports an agreement to retain G2 Consultants Corporation of Vancouver, B.C., to provide financial public relations services. Gordon Campbell, principal of G2 Consultants, will assist the company in expanding its network of brokers, analysts, investment advisors, shareholders and media contacts in Western Canada.

Under the terms of the agreement Canplats has retained G2 Consultants for a one year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. G2 Consultants will be paid ranging up to $8,500 per month plus approved expenses, solely in cash, for financial public relations services, communications materials and travel. G2 Consultants and Canplats are at arm's length, with Mr. Campbell a shareholder of Canplats.

About G2 Consultants
Based in Vancouver, B.C., G2 Consultants is a full-service consulting firm that assists public companies achieve their marketplace objectives. G2 provides its clients with a comprehensive suite of services including: consulting, corporate communications, administration, creative, and media relations.

About Canplats
Canplats Resources Corp. (www.canplats.com) is a junior mining company that maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario and has completed geophysics to refine drill targets that are prospective for platinum group mineralization. The company also holds a 100% interest the drill-ready Rodeo epithermal gold prospect in Durango state, Mexico.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat's news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.